Exhibit 99.1

3000 Steeles Avenue East, Markham, Ontario L3R 9W2

NOTICE OF THE ANNUAL MEETING
OF HOLDERS OF SUBORDINATE VOTING SHARES AND
MULTIPLE VOTING SHARES

     NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the holders of Subordinate Voting Shares and Multiple Voting Shares of Extendicare Inc. (the “Company”) will be held at The Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario on Thursday, May 5, 2005 at 4:00 p.m., Toronto time, for the following purposes:

(1)	receiving and considering the financial statements of the Company for the year ended December 31, 2004 and the report of the auditors thereon;

(2)	electing directors;

(3)	appointing auditors; and

(4)	transacting such further business as may properly come before the Meeting or any adjournment thereof.

     A description of the matters to be submitted to the Meeting is contained in the Management Information and Proxy Circular accompanying this Notice of Meeting.

     Holders of Subordinate Voting Shares and Multiple Voting Shares who are unable to attend the Meeting in person are requested to date, sign and return the enclosed appropriate form of proxy in the envelope provided for that purpose. To be valid, shareholders’ proxies must be deposited with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on Monday, May 2, 2005.

     DATED at Markham, Ontario this 4th day of March 2005.

On behalf of the Board of Directors,

By:/s/ Jillian E. Fountain

Jillian E. Fountain
Corporate Secretary

MANAGEMENT INFORMATION AND PROXY CIRCULAR

SOLICITATION OF PROXIES

     This Management Information and Proxy Circular is furnished in connection with the solicitation of proxies by the management of Extendicare Inc. (“Extendicare” or the “Company”) for use at the Annual Meeting (the “Meeting”) of the holders of the Subordinate Voting Shares and Multiple Voting Shares of the Company to be held at 4:00 p.m. (Toronto time) on Thursday, May 5, 2005 or any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. The information contained herein is given as of March 4, 2005, except as otherwise noted. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Company. The total costs of solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

     The persons named in the accompanying forms of proxy are officers and/or directors of the Company who have been designated by management of the Company to represent shareholders. A shareholder has the right to appoint some other person or company (who need not be a shareholder) to represent the shareholder at the Meeting or any adjournment thereof. To exercise this right, the shareholder may strike out the printed names and insert the name of the shareholder’s chosen proxy in the blank space provided in the proxy for that purpose or complete another form of proxy.

     To be valid, shareholders’ proxies must be deposited with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on Monday, May 2, 2005.

     Non-registered shareholders or shareholders that hold their shares in the name of a “nominee” such as a bank, trust company, securities broker or other financial institution, must seek instructions as to how to complete their form of proxy and vote their shares from their nominee. Non-registered shareholders will have received this Management Information and Proxy Circular in a mailing from their nominee, together with a form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee. Since Extendicare’s registrar and transfer agent, Computershare Trust Company of Canada, does not have a record of the names of the Company’s non-registered shareholders, Computershare Trust Company of Canada will have no knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

REVOCATION OF PROXIES

     Any shareholder who has given a proxy may revoke it by preparing a written statement to this effect. The statement must be executed by the shareholder or by his or her attorney authorized in writing to do so. This statement must be delivered either to the Corporate Secretary at the head office of the Company no later than 5:00 p.m. (Toronto time) on Wednesday, May 4, 2005 or, as to any matter upon which a vote has not already been cast, with the Chairman on the day of the Meeting, May 5, 2005, or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXYHOLDERS

     The shares represented by properly executed proxies appointing management nominees will be voted for, voted against or withheld from voting in accordance with the specification made by the shareholder on the particular form of proxy. In the absence of any such specification, it is intended that proxies appointing management nominees will be voted for the adoption of all resolutions referred to in the Notice of Meeting.

     The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the person named in the enclosed form of proxy will vote on such matters in accordance with their judgement, pursuant to the discretionary authority conferred by the proxy form with respect to such matters.

EXTENDICARE PROXY CIRCULAR

VOTING RIGHTS

     There were 56,765,672 Subordinate Voting Shares and 11,904,992 Multiple Voting Shares issued and outstanding at the close of business on March 4, 2005. Holders of Subordinate Voting Shares are entitled to cast one vote per share and holders of Multiple Voting Shares are entitled to cast 10 votes per share on all matters coming before the Meeting. The Subordinate Voting Shares do not contain take-over protection provisions or “coattails”. (For additional information, see “Principal Holders of Subordinate Voting Shares and Multiple Voting Shares”.)

     In accordance with the provisions of the Canada Business Corporations Act, a record date of March 11, 2005 has been set as the date for determining the shareholders entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on March 11, 2005, shall be entitled to vote at the Meeting or any adjournment thereof. The final date by which the Company must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of shareholders to be held in 2006 is December 2, 2005.

PRINCIPAL HOLDERS OF SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

     To the knowledge of the directors and officers of the Company, the following table indicates the holdings of shareholders that beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting rights attached to the outstanding Subordinate Voting Shares and/or Multiple Voting Shares of the Company:

	Approximate		Percentage of issued
	number of shares		shares (%)
	Subordinate	Multiple	Subordinate	Multiple	Percentage
	Voting	Voting	Voting	Voting	of total
Shareholder	Shares	Shares	Shares	Shares	votes (%)

The Estate of Janet Day (3)	30,000	289,419	0.05	2.43	1.66
Kingfield Investments Limited (1) (3)	–	500,000	–	4.20	2.84
Scotia Investments Limited (2) (3)	8,667	7,600,000	0.02	63.84	43.23
Clearwater Capital Management Inc.	–	1,686,920	–	14.17	9.59
Phillips, Hager & North Investment Management Ltd., on behalf of its clients	7,129,964	–	12.56	–	4.06

Notes:

(1)	Of these shares, 100,000 are held directly and the remainder are held through subsidiaries or by corporations that have granted to Kingfield Investments Limited control or direction over the shares. All of the outstanding voting shares of Kingfield Investments Limited are held directly by H. Michael Burns.

(2)	These shares are held either directly or indirectly through related companies. All of the outstanding voting shares of Scotia Investments Limited are held directly or indirectly by members of the family of the late R.A. Jodrey.

(3)	There is an agreement between The Estate of Janet Day, Kingfield Investments Limited and Scotia Investments Limited to act in concert with one another in all matters and transactions affecting Extendicare and its management, ownership and financial affairs.

In a letter dated November 12, 1991, David J. Hennigar and H. Michael Burns wrote:

“We are writing on behalf of our Families (ourselves and members of our families) regarding the disposition of [Multiple Voting] Shares of [Extendicare] owned or controlled by our Family Group (our Families and companies owned or controlled by them or bound by the agreement between them to act in concert with respect to [Extendicare]). Attached hereto see Schedule A.

We confirm that our Family Group will not sell [Multiple Voting] Shares presently owned by our Family Group to a non-member of our Family Group so as to effect a change of control of [Extendicare] unless an offer is concurrently made to purchase all the [Multiple Voting] Shares of [Extendicare] at the same price and to purchase all the [Subordinate Voting] Shares of [Extendicare] at an equivalent price.

Members of the Family Group reserve the right to sell [Multiple Voting] Shares to other members of the Family Group.”

Schedule A to the letter sets out a list of companies bound by the agreement which, at November 12, 1991, held in the aggregate the equivalent of 11,866,260 Multiple Voting Shares and, as of March 4, 2005, hold in the aggregate 8,389,419 Multiple Voting Shares constituting 70.47% of those shares outstanding and representing 47.72% of the voting rights. The undertaking contained in the letter does not constitute take-over protection or “coattails” for the holders of the Subordinate Voting Shares. Compliance by the members of the Family Group with their undertaking would in many circumstances, were a change of control of Extendicare to occur, result in the holders of Subordinate Voting Shares being offered equivalent consideration to that offered to holders of Multiple Voting Shares; however, there are certain circumstances in which the holders of the Subordinate Voting Shares could be offered less than an equivalent price or not receive an offer at all were a change of control of Extendicare to occur. The letter does not purport to give to the holders of Subordinate Voting Shares a specific right to enforce compliance by members of the Family Group although the appropriate regulatory authorities might either on their own or at the request of holders of Subordinate Voting Shares take action in an attempt to enforce compliance.

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APPOINTMENT OF AUDITORS

     With the recommendation of the Audit Committee, the representatives of management, if named as proxy by holders of Subordinate Voting Shares and Multiple Voting Shares, intend to vote for the reappointment of KPMG llp, the present auditors, as auditors of the Company to hold office until the next Annual Meeting of Shareholders in 2006, unless authority is withheld in the form of proxy.

ELECTION OF DIRECTORS

     The articles of the Company provide that the Board of Directors shall consist of a minimum of seven and a maximum of 20 directors, with the actual number of directors to be determined from time to time by the Board within the minimum and maximum number provided for in the articles. At the present time, the Board of Directors consists of 14 directors.

     The Board and its committees held 33 meetings during 2004, at which attendance averaged 97%. The Board of Directors met nine times during 2004, the Audit Committee six times, the Corporate Governance and Nominating Committee two times, the Finance Committee eight times, the Human Resources Committee five times and the Quality Standards Committee three times.

     The by-laws of the Company provide that each director shall be elected to hold office for a three-year term. Four directors with a current term expiring at the Meeting are proposed by management to be elected to serve another term. Management proposes that Dr. Roadman, who was first appointed to the Board in August 2004, be elected to serve until the Annual Meeting of Shareholders in 2006. In addition, management proposes that Ms. Ng be nominated for election for the first time to serve on the Board for a three-year term.

     The representatives of management, if named as proxy by holders of Subordinate Voting Shares and Multiple Voting Shares, intend to vote for the election of the persons indicated below to the Board of Directors, unless authority is withheld on the form of proxy. Management does not contemplate that any of the proposed nominees will be unable to serve as a director. If, for any reason, any of the proposed nominees are unable to serve as such, the representatives of management, if so named as proxy, reserve the right to vote for any other nominees in their sole discretion. The following information relating to the nominees as directors and to the directors continuing in office is based partly on the Company’s records and partly on information received by the Company from such persons.

     The information presented below relates to the Directors proposed to be nominated for election at the Meeting, and those with continuing terms. It provides information on their attendance at Board and committee meetings during 2004, their principal occupations, and their ownership of Extendicare’s Subordinate Voting Shares (EXE.SV) and Multiple Voting Shares (EXE.MV). The Directors have also been granted options to purchase Subordinate Voting Shares under the Company’s stock option plan. Unless otherwise noted, each of the nominees has held the principal occupation indicated for the past five years.

(I) Directors who will be nominated to serve until the Annual Meeting of Shareholders in 2006:

CHARLES H. ROADMAN II, MD
Virginia, United States

Director since: August 3, 2004

EXE.SV shares: 1,250

Meetings attended:
Board — 4/5;
Quality Standards Committee — 1/1

Dr. Roadman is the retired President and Chief Executive Officer of the American Health Care Association (1999 — 2004) and the former Surgeon General of the U.S. Air Force (1996 — 1999). Dr. Roadman serves as a director and advisor on a number of boards and associations. His professional memberships include Fellow of the American College of Obstetricians and Gynaecologists, Aerospace Medical Association, and Diplomat — American College of Healthcare Executives.

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(II) Directors who will be nominated to serve until the Annual Meeting of Shareholders in 2008:

DEREK H.L. BUNTAIN
Grand Cayman, Cayman Islands

Director since: April 26, 1995

EXE.SV shares: 56,930
EXE.MV shares: 200

Meetings attended:
Board — 9/9; Audit Committee — 6/6;
Finance Committee — 8/8;
Human Resources Committee — 5/5

Mr. Buntain is President of The Dundee Bank, a private bank offering banking services to international clients, and President and Chief Executive Officer of Goodman & Company (Bermuda) Limited (investment counsel). He serves as a director of a number of public companies, including Dundee Precious Metals Inc., Eurogas Corporation and Cencotech Inc.

H. MICHAEL BURNS
Ontario, Canada

Director since: March 24, 1978

EXE.MV shares: 14,300 (1)

Meetings attended:
Board — 8/9; Corporate Governance and
Nominating Committee — 2/2

Mr. Burns is Deputy Chairman of Extendicare Inc. and has held this position since 1992. He is also President of Kingfield Investments Limited, a director of several private and public companies, including Algoma Central Corp. and Landmark Global Financial Corp., and is Chancellor of Renison College, at the University of Waterloo. Mr. Burns is a former executive of Extendicare Inc., having served as President (1985 — 1992), Chairman (1984 - 1985), and Chairman and CEO (1980 — 1984).

MICHAEL J.L. KIRBY
Ontario, Canada

Director since: March 11, 1987

EXE.SV shares: 10,500

Meetings attended:
Board — 9/9; Corporate Governance and
Nominating Committee — 2/2;
Human Resources Committee — 5/5;
Quality Standards Committee — 3/3

Mr. Kirby is a member of The Senate of Canada. Mr. Kirby also serves as a director on a number of boards, including The Bank of Nova Scotia, Indigo Books & Music Inc., CPI Plastics Group Ltd., Energy Savings Income Fund, MDC Partners Inc., and Brainhunter Inc.

ALVIN G. LIBIN
Alberta, Canada

Director since: January 20, 1984

EXE.SV shares: 802,000

Meetings attended:
Board — 8/9; Audit Committee — 6/6;
Finance Committee — 8/8

Mr. Libin is President and Chief Executive officer of Balmon Investments Ltd., a management services and investment company. He is Chairman of the Alberta Ingenuity Fund, is a director and one of the owners of the Calgary Flames of the National Hockey League, and serves as a director of several corporate and community boards. Mr. Libin is also an Officer of the Order of Canada and a member of the Alberta Order of Excellence.

MALEN S. NG
Ontario, Canada

Director since: N/A

Meetings attended: N/A

Ms. Ng is Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario (2003 — present). From 1975 to 2002, Ms. Ng was employed by Hydro One Inc., its subsidiaries and predecessor Ontario Hydro, where she occupied several executive positions, including: President and CEO of Hydro One Networks Inc. (2000 — 2002); Executive Vice President of Wires Operations Hydro One Inc. (2001 — 2002); Executive Vice President and CFO of Hydro One Inc. (1999 — 2001); and CFO of Ontario Hydro Services (1997 - 1999). Ms. Ng is a director and chair of the audit committee of Sobeys Inc., and a director of the Construction Safety Association of Ontario.

Note:

(1)	In addition, H. Michael Burns holds directly all of the outstanding voting shares of Kingfield Investments Limited. (For additional information, see “Principal Holders of Subordinate Voting Shares and Multiple Voting Shares”.)

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(III) Directors with terms that expire at the Annual Meeting of Shareholders in 2006:

DAVID M. DUNLAP
Ontario, Canada

Director since: October 8, 1980

EXE.SV shares: 40,913

Meetings attended:
Board — 8/9; Audit Committee — 6/6;
Human Resources Committee — 5/5;
Quality Standards Committee — 2/3

Mr. Dunlap is Chairman of G.F. Thompson Co. Ltd., a manufacturer and distributor of plumbing products and Governor, St. Andrew’s College.

GEORGE A. FIERHELLER
Ontario, Canada

Director since: April 21, 1981

EXE.SV shares: 38,020
EXE.MV shares: 2,000

Meetings attended:
Board — 9/9; Audit Committee — 6/6

Mr. Fierheller is President of Four Halls Inc., a private investment and consulting firm, and Chair Emeritus of The Greater Toronto Marketing Alliance. In addition, Mr. Fierheller is a Member of the Order of Canada and Past President of the Toronto Board of Trade.

DR. SETH B. GOLDSMITH
Florida, United States

Director since: February 23, 1995

EXE.SV shares: 5,000

Meetings attended:
Board — 9/9; Corporate Governance and
Nominating Committee — 2/2;
Quality Standards Committee — 3/3

Dr. Goldsmith is an attorney and Professor Emeritus at the University of Massachusetts at Amherst. He is a former Chief Executive Officer of the Miami Jewish Home & Hospital for the Aged, and has served as a consultant to numerous organizations including the World Health Organization, Geneva, Switzerland, and the U.S. Army.

MEL RHINELANDER (1)
Wisconsin, United States

Director since: May 2, 2000

EXE.SV shares: 111,700
EXE.MV shares: 2,000

Meetings attended:
Board — 9/9

Mr. Rhinelander is President and Chief Executive Officer of Extendicare Inc. and serves as a director of Sobeys Inc. He was appointed Chief Executive Officer of Extendicare Inc. in August 2000, following his appointment as President in August 1999. He is also Chairman and Chief Executive Officer of Extendicare Health Services, Inc. (EHSI), and has served as a director of EHSI since 1998. Mr. Rhinelander has been with the Extendicare group of companies since 1977 and has served in a number of senior positions.

Note:

(1)	Mr. Rhinelander also attended all committee meetings as an ex-officio member.

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(IV) Directors with terms that expire at the Annual Meeting of Shareholders in 2007:

SIR GRAHAM DAY
Nova Scotia, Canada

Director since: April 26, 1989

EXE.SV shares: 10,120
EXE.MV shares: 2,000

Meetings attended:
Board — 8/9; Corporate Governance and
Nominating Committee — 2/2;
Finance Committee — 7/7;
Human Resources Committee — 5/5

Sir Graham Day is Counsel to the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of a number of public and private companies, including Sobeys Inc., Empire Company Limited and Scotia Investments Limited. Sir Graham is a Fellow of the Institute of Corporate Directors and holds the Herbert S. Lamb Chair in Business Education at the Dalhousie University Graduate Business School.

DAVID J. HENNIGAR (1)
Nova Scotia, Canada

Director since: October 8, 1980

EXE.SV shares: 22,000
EXE.MV shares: 15,400

Meetings attended:
Board — 9/9; Corporate Governance and
Nominating Committee — 2/2;
Finance Committee — 8/8

Mr. Hennigar is Chairman of Extendicare Inc. and has held this position since 1985. He also holds the positions of Chairman of Annapolis Group Inc. (real estate development and holding company) and of High Liner Foods Incorporated (value added food processor), as well as Chairman and founder of Acadian Securities Inc. (investment dealer). He serves as a director of Crown Life Insurance Company, Scotia Investments Limited and the International Oceans Institute of Canada, as well as of several other private and public companies.

FREDERICK B. LADLY
Ontario, Canada

Director since: June 6, 1986

EXE.SV shares: 74,713

Meetings attended:
Board — 9/9; Corporate Governance and
Nominating Committee — 2/2;
Human Resources Committee — 5/5;
Quality Standards Committee — 3/3

Mr. Ladly is Deputy Chairman of Extendicare Inc. and has held this position since 1997. Mr. Ladly is also Vice-Chairman of Crown Life Insurance Company and a director of High Liner Foods Incorporated, as well as a number of other private and public companies. Mr. Ladly is a former executive of Extendicare Inc., having served as Chief Executive Officer (1992 — 1997), and as President and CEO of Extendicare (Canada) Inc. (1984 — 1992).

J. THOMAS MACQUARRIE, Q.C.
Nova Scotia, Canada

Director since: October 8, 1980

EXE.SV shares: 71,819
EXE.MV shares: 9,400

Meetings attended:
Board — 9/9; Audit Committee — 6/6;
Finance Committee — 8/8;
Human Resources Committee — 5/5

Mr. MacQuarrie, Q.C., is a senior partner in the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of Minas Basin Holdings Limited and High Liner Foods Incorporated, as well as of a number of other public and private corporations.

Note:

(1)	Mr. Hennigar also attended all committee meetings as an ex-officio member.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

Stock Option Plan

     The Company’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Stock Option Plan”) provides directors and employees with an incentive to enhance shareholder value by providing such persons with an opportunity to participate in an increase in the equity value of the Company’s Subordinate Voting Shares. Options are granted at the discretion of the Board of Directors, upon recommendation by the Human Resources Committee, to certain directors, officers and employees of the Extendicare group of companies.

     The Company’s Stock Option Plan was last approved by shareholders on April 25, 1996. In May 2004 the Board of Directors, with the approval of the Toronto Stock Exchange (TSX), amended the Stock Option Plan to add the ability to grant tandem share appreciation rights (SARs) with option grants. Tandem SARs give participants the right to choose to exercise a SAR instead of the corresponding option. When a SAR is exercised the participant receives, at the election of the Company, either a payment in cash or equivalent value of Subordinate Voting Shares acquired on the open market, equal to the difference between the closing price of the Subordinate Voting Shares and the exercise price of the option. Awards pursuant to the Stock Option Plan are exercisable only to the extent that the option has vested, such period not to exceed 10 years, as determined by the Board of Directors at the time of granting. The Company has not increased the number of Subordinate Voting Shares reserved for issuance under its Stock Option Plan, and to the extent that awards pursuant to the Stock Option Plan result in the exercise of SARs, the equivalent number of Subordinate Voting Shares will be reduced from the number reserved and available under the Stock Option Plan for future grants.

     The Company’s Stock Option Plan provides that the exercise price of any option granted shall not be less than the closing price (or, if there is no closing price, the simple average of the bid and ask price) for the Subordinate Voting Shares as quoted on the TSX on the trading day prior to the date of grant. Upon termination of employment, for any reason other than retirement or death, options that have not vested are forfeited, and vested options must be exercised within the 90-day period following the date of termination. In the case of death, options that have vested, including those which vest during the next 270 days, must be exercised within the 270-day period following the date of death. In the case of normal retirement, options continue to vest and are exercisable in accordance with the terms of their original grant.

     The Stock Option Plan limits the awards granted such that at any time the aggregate number of Subordinate Voting Shares in respect of which options have been granted and remain outstanding shall not, as a percentage of the Subordinate Voting Shares issued and outstanding, exceed: 5% to any one person; or 10% of the issued and outstanding Subordinate Voting Shares. As at December 31, 2004, there were 3,815,000 Subordinate Voting Shares reserved under the Stock Option Plan, representing 6.72% of the Subordinate Voting Shares issued and outstanding and 2.17% of the total voting rights at the end of 2004.

     A grantee may, with the consent of the Board of Directors and the TSX, request that all of the grantee’s options be held by a corporation over which the grantee has sole control. Awards under the Stock Option Plan are not otherwise assignable, negotiable or transferable.

     The Stock Option Plan contains provisions for appropriate adjustments in the event of a corporate reorganization. In addition, subject to regulatory approval, the Board of Directors may amend the Stock Option Plan at any time but no such amendment may: increase the aggregate maximum number of Subordinate Voting Shares that may be reserved; change the manner of determining the minimum option price; extend the option period beyond 10 years; or alter or impair any option previously granted without consent of the grantee.

Equity Compensation Plan Information for the Year Ended December 31, 2004
	Securities to be issued	Weighted-average	Securities remaining
	upon exercise of	exercise price of	available for future
	outstanding options,	outstanding options,	issuance under equity
Plan category	warrants and rights (#)	warrants and rights (C$)	compensation plans (#)

Equity compensation plans approved by security holders	2,122,775	6.01	1,692,225
Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	2,122,775	6.01	1,692,225

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EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

     The Summary Compensation Table below details compensation information for the Company’s three most recently completed fiscal years for each of the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers (collectively, the “Named Executive Officers”).

Summary Compensation Table
					Long-term
		Annual compensation			compensation	All other
				Other annual	Securities under	compen-
Name and principal position as at		Salary	Bonus	compensation (1)	options/SARs	sation (2)
December 31, 2004	Year	(US$)	(US$)	(US$)	granted (#)	(US$)

M.A. Rhinelander	2004	800,000	950,000	85,512	100,000	10,834
President and Chief Executive	2003	650,000	950,000	44,512	100,000	11,632
Officer	2002	500,000	500,000	34,585	100,000	8,447

R.L. Bertrand (3)	2004	258,667	140,000	—	30,000	30,383
Senior Vice-President and Chief	2003	240,000	120,000	—	30,000	36,768
Financial Officer	2002	230,000	92,000	—	30,000	37,663

P.W. Small	2004	375,000	168,750	—	40,000	40,711
Executive Vice-President and	2003	310,000	174,500	—	30,000	40,381
Chief Operating Officer,	2002	275,500	115,000	—	30,000	33,228
Extendicare Health Services, Inc.

M.W. Durishan (4)	2004	280,000	157,000	—	—	48,668
Vice-President	2003	265,000	150,000	—	30,000	41,750
	2002	258,000	116,100	—	30,000	47,212

D.K. Howe	2004	237,000	82,950	—	25,000	39,798
Senior Area Vice-President,	2003	227,000	100,000	—	15,000	38,824
Extendicare Health Services, Inc.	2002	200,000	70,000	—	10,000	35,977

Notes:

(1)	The aggregate amount of perquisites and other benefits for each Named Executive Officer is less than the lesser of US$50,000 and 10% of total annual salary and bonus. In the case of M.A. Rhinelander, the amount is comprised of a car allowance and flexible account.

(2)	For M.A. Rhinelander these amounts reflect premiums paid by the Company for term life insurance and long-term disability. All other compensation, in the case of R.L. Bertrand, P.W. Small, M.W. Durishan and D.K. Howe, includes payments for life insurance and long-term disability premiums and contributions to a deferred compensation and a defined contribution retirement plan. The amount of salary and/or bonus deferred by each Named Executive Officer is included within the figures set forth in the “Salary” and/or “Bonus” columns in the above table. The Company’s contribution is included within the “All other compensation” column. The amounts contributed by each Named Executive Officer, as applicable, and the Company’s matching portion contributed to the deferred compensation plan are as follows:

	2004	2003	2002
Named Executive Officer	(US$)	(US$)	(US$)

R.L. Bertrand
Officer contribution	—	—	3,833
Officer interest	10,029	7,922	8,576
Company contribution	—	—	1,916
Company interest	5,014	3,961	4,288

P.W. Small
Officer contribution	30,000	—	—
Officer interest	127	—	—
Company contribution	—	—	—
Company interest	—	—	—

M.W. Durishan
Officer contribution	27,750	26,500	25,800
Officer interest	5,959	4,325	3,502
Company contribution	13,875	13,250	12,900
Company interest	2,980	2,163	1,751

(3)	R.L. Bertrand, formerly the Senior Vice-President, Development of Extendicare Health Services, Inc., was appointed to the position of Chief Financial Officer effective September 1, 2004.

(4)	M.W. Durishan was the Company’s Chief Financial Officer for the 2002 and 2003 fiscal years, and until September 1, 2004. Mr. Durishan is planning to retire in 2005.

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     The following table outlines stock options/SARs granted during 2004 to the Named Executive Officers, as applicable, under the Company’s Stock Option Plan, all of which vest over a four-year period and expire in 10 years:

Option/SAR Grants During the Most Recently Completed Financial Year
	Securities	% of total
	under	options/SARs		Market value of securities
	options/SARs	granted to	Exercise or base	underlying options/SARs
	granted	employees in	price	on the date of grant
Name	(#)	financial year	(C$/security)	(C$/security)	Expiration date

M.A. Rhinelander	100,000	22.73	14.50	14.50	August 3, 2014
R.L. Bertrand	30,000	6.82	14.50	14.50	August 3, 2014
P.W. Small	40,000	9.09	14.50	14.50	August 3, 2014
D.K. Howe	25,000	5.68	14.50	14.50	August 3, 2014

     The following table outlines stock options exercised during 2004 and option values as at December 31, 2004 for each of the Named Executive Officers:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year
and Financial Year-end Option/SAR Values
	Securities	Aggregate	Unexercised options		Value of unexercised in-the-money
	acquired on	value	at financial year-end (#)		options at financial year-end (C$)
Name	exercise (#)	realized (C$)	Exercisable	Unexercisable	Exercisable	Unexercisable

M.A. Rhinelander	50,000	530,000	225,000	250,000	2,699,500	1,843,250
R.L. Bertrand	27,500	310,650	26,250	71,250	304,538	508,913
P.W. Small	32,500	265,175	27,500	90,000	295,050	596,225
M.W. Durishan	25,000	289,925	—	42,500	—	495,100
D.K. Howe	7,500	92,575	—	55,000	—	378,375

Note: The value of the unexercised options is based on C$15.45, the closing price of the Subordinate Voting Shares on the TSX on December 31, 2004.

Retirement Arrangements

     M.A. Rhinelander and R.L. Bertrand have an arrangement with the Company providing them with a benefit guarantee upon retirement. Mr. Rhinelander has 27 years of credited service at the end of 2004, and has the Company’s consent to retire at age 55. He is guaranteed to receive 70% of the best three consecutive years of basic salary upon retirement. Mr. Bertrand has 28 years of credited service at the end of 2004, and he is guaranteed to receive a fixed retirement benefit of $173,000 per annum upon retirement. Mr. Bertrand’s plan allows for normal retirement at age 60. Retirement benefits are not subject to any deduction for social security or Canada Pension, and are payable as an annuity over the lifetime of the executive with a portion continuing to be paid to the executive’s spouse after the death of the executive. Mr. Bertrand is also a participant in money purchase, 401(k), and deferred compensation plans established for the Company’s U.S. executives.

     P.W. Small, M.W. Durishan and D.K. Howe are participants in money purchase, 401(k), and deferred compensation plans established for U.S. executives.

Deferred Compensation Plan

     The Company’s U.S. operations maintain a non-qualified, deferred compensation plan (consisting of individual agreements), which is offered to all highly compensated U.S. employees as prescribed by the Internal Revenue Service. The maximum amount of annual compensation that may be deferred is 10% of the employee’s base salary, excluding any bonus. The Company matches up to 50% of the amount deferred, with the combined amount earning interest at the prime rate. The Company’s matching payment, including interest thereon, vests to the employee over eight years. Amounts deferred and vested matching amounts are payable upon the death, disability or termination of the employee. Amounts deferred are not guaranteed, are “at risk” and are subject to the Company’s ability to make the scheduled payments. The Company’s deferred compensation liabilities under this plan are unfunded and unsecured.

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Executive Retirement Plan

     In its U.S. operations, the Company provides an executive retirement program for certain of its key officers and executives. Under the program, the Company contributes 10% of the participant’s base salary into an account to be invested in certain mutual funds at the participant’s discretion. The amounts in the executive retirement program vest upon certain events which are specified in the participant’s executive retirement program plan, and by discretionary actions by the Company’s Board of Directors. A graduated vesting schedule applies for program participants in the event the Company terminates the participant. Any funds that the Company invests or assets that are acquired pursuant to the program continue to be included in the Company’s general funds. No party, other than the Company, has any interest in such funds. To the extent that any participant acquires a right to receive payment from the Company under the executive retirement program, such right shall be no greater than the right of any unsecured general creditor of the Company. The Company expenses the amounts funded into the executive retirement program on a monthly basis. Amounts held within this executive retirement program are not guaranteed, are “at risk” and are subject to the Company’s ability to make the scheduled payments. The Company’s executive retirement program liability is unfunded and unsecured.

Termination of Employment Agreements

     M.A. Rhinelander has a termination of employment agreement that provides for a lump sum cash payment equivalent to 24 months of his annual total compensation, less applicable deductions required by law, in the event of termination by the company other than for just cause; or in the event of resignation with six months’ notice in the case of a change of control or material reduction in responsibilities.

Composition of the Human Resources Committee

     The Human Resources Committee of the Board of Directors performs the functions of a compensation committee. The following six outside and unrelated directors served as members of the Committee during 2004: Derek H.L. Buntain, Sir Graham Day, David M. Dunlap, Michael J.L. Kirby, Frederick B. Ladly and J. Thomas MacQuarrie, Q.C.

Report on Executive Compensation by the Human Resources Committee

     The compensation philosophy of the Company is to be competitive with service sector and other health care companies in North America in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within the Company. U.S. data has been used as a market indicator for salary comparison for the Chief Executive Officer (CEO) and other senior officers of the Company. The compensation practices for executives are built around reward systems that recognize financial results, quality of services and individual performance. Currently, three primary components comprise the executive compensation program: base salary, short-term incentives achieved through annual incentive or bonus payments, and long-term incentives currently provided through periodic stock option/SAR grants.

     Base Salary: Base salaries are established by salary ranges developed with the assistance of external consultants. The ranges are intended to be competitive in the markets applicable to the Company’s business units and are intended to allow the organization to recruit and retain qualified employees. The Company uses various compensation surveys purchased from independent consultants to provide data to support the development of competitive compensation plans. Proxy circulars from public U.S. health care companies are also reviewed.

     Short-term Incentives: The Company also provides an incentive program that is formula-based and is measured against pre-determined performance targets. Awards are granted on the basis of profit centre results, corporate results, quality of services and individual performance as measured against pre-established objectives. The design of the incentive plan was developed with the assistance of independent consultants. Incentive potential or levels for each executive are established based on the individual’s ability to contribute to the overall goals and performance of the Company.

     Long-term Incentives: Long-term compensation is currently comprised of stock options and tandem share appreciation rights, which are granted periodically at the discretion of the Board of Directors under the Company’s Stock Option Plan. These options are intended to focus executives on the long-term goals of the Company and the interests of the shareholders. Options are granted to provide employees who have responsibility for the management, growth and future success of the Company with an opportunity for rewards as a result of stock price increases. By this approach, executive and shareholder interests will be closely aligned. (For more information, see “Securities Authorized for Issuance under Equity Compensation Plan – Stock Option Plan”.)

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     On an annual basis, the Committee reviews the CEO’s performance, salary and incentives. In addition to financial results, the Committee considers factors important to the business sector, such as strategic positioning, quality of service, human resources planning and the overall public image of the Company. The evaluation against these criteria is directly related to the incentive payments awarded. Over 70% of the Company’s operations are based in the United States, and all of the Company’s Named Executive Officers operate out of the U.S. As a means of recognizing Mr. Rhinelander’s exceptional performance as CEO since accepting the position in 2000, and in an attempt to better align his salary with those of the Company’s U.S. peer group, the Human Resources Committee, with the Board of Directors’ approval, offered Mr. Rhinelander a salary of US$800,000 for 2003, a base salary still below that of the average annual compensation of his peer group. As a result of the reduction in U.S. Medicare funding that occurred on October 1, 2002 and expense savings programs put in place in the Company’s U.S. operations for the first half of 2003, Mr. Rhinelander elected to delay the implementation of his 2003 salary increase for a period of six months, to July 1, 2003 (resulting in a base salary of US$650,000 for 2003), and to receive no increase for 2004.

Salary Comparison for CEO
			Cash	Total salary	Restricted	Options/
		Base salary	bonus	and cash	share units	SARs
	CEO Compensation	(US$)	(US$)	bonus (US$)	(US$)	(#)

2003	Peer group (note)	830,000	1,138,000	1,968,000	604,000	265,000
	Extendicare	650,000	950,000	1,600,000	–	100,000

2002	Peer group (note)	821,000	952,000	1,773,000	285,000	313,000
	Extendicare	500,000	500,000	1,000,000	–	100,000

Note: The peer group is comprised of the top five publicly traded U.S. comparables to Extendicare, and is represented by: Beverly Enterprises Inc.; Manor Care, Inc.; Neighborcare, Inc. (formerly Genesis Health Ventures, Inc.); Kindred Healthcare, Inc.; and Mariner Health Care, Inc. The amounts reported are based on the average of the CEO compensation reported by the peer group, with the base salaries for partial years annualized.

Report on Executive Compensation submitted by the Human Resources Committee:

Michael J.L. Kirby (Chairman)	Sir Graham Day	Frederick B. Ladly
Derek H.L. Buntain	David M. Dunlap	J. Thomas MacQuarrie, Q.C.

Share Performance Graph

     The following graph compares the total cumulative return (assuming the reinvestment of dividends) for $100 invested in Extendicare’s Subordinate Voting Shares (EXE.SV) and $100 invested in Extendicare’s Multiple Voting Shares (EXE.MV) with the comparative cumulative total return of the Standard & Poor’s/TSX Composite Index for the period commencing on December 31, 1999 and ending on December 31, 2004.

For the year	1999	2000	2001	2002	2003	2004

S&P/TSX Composite Index	$100.00	$107.51	$93.99	$82.30	$104.30	$119.40
Extendicare (EXE.SV)	$100.00	$78.16	$120.69	$96.55	$304.60	$355.17
Extendicare (EXE.MV)	$100.00	$77.78	$117.11	$104.44	$297.78	$354.44

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Compensation of Directors

     Directors who are employees of the Company or any of its subsidiaries are not compensated for their services as directors or members of committees of the Board of Directors of the Company. Directors are required to attain and hold a minimum of 5,000 common shares of the Company. Directors appointed without the minimum share holdings must receive their annual retainer in the form of Subordinate Voting Shares. Once the minimum share holding is attained, directors may elect to receive their annual retainer in the form of cash and/or Subordinate Voting Shares. In addition, Directors are entitled to an annual grant of stock options under the Company’s Stock Option Plan.

     During 2004, Directors who were not employees of the Company were entitled to receive the following in Canadian dollars:

•	annual retainer: $30,000, or $35,000 for Audit Committee members;

•	Board Chairman’s retainer: $100,000;

•	Committee Chair retainer: $5,000, or $25,000 for the Chair of the Audit Committee;

•	Board and Committee meeting fee: $1,500 or $2,250 per meeting depending on length of the meeting (i.e. half day versus full day);

•	telephone conference meeting fee: $750 per meeting;

•	out-of-town travel fee: 50% of a meeting fee, plus a further 50% for each required overnight stay; and

•	related travel and out-of-pocket expenses.

     Fees paid collectively by the Company to the non-employee Directors in 2004 were C$968,000. On May 6, 2004, the Board granted to each of the then 12 non-employee Directors, an option to purchase 8,000 tandem SARs pursuant to the Stock Option Plan at an exercise price of C$14.82 per share, which options will expire on May 6, 2014. On August 3, 2004, the date of his appointment to the Board, Dr. Roadman was granted an option to purchase 8,000 tandem SARs pursuant to the Stock Option Plan at a price of C$14.50 per share, which options will expire on August 3, 2014.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     The Company carries claims-made insurance coverage with an aggregate policy limit of US$25,000,000 subject to a corporate deductible of US$500,000. Under this insurance coverage, the Company is reimbursed for amounts it pays when indemnifying directors and officers, as permitted or required by law, when the directors and officers have become legally obligated to pay on account of any claim made against them during the period of indemnity covered by the policy. This policy also provides coverage, which is not subject to a deductible, to individual directors and officers to the extent that they are not indemnified by the Company. The insurance coverage for both the Company and its directors and officers contains certain standard exclusions, which could limit the amount recoverable thereunder.

     For the 13-month policy term January 1, 2004 to January 31, 2005, the Company in respect of Extendicare and its subsidiary companies paid a total premium of US$768,125.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     The total indebtedness relating to the purchase of securities of Extendicare Inc. incurred by current or former directors, officers and employees of the Company or its subsidiaries as at March 4, 2005 was US$94,205.

Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs
				Financially
				assisted securities
	Involvement of	Largest amount	Amount outstanding	purchases during
Name and principal	company or	outstanding during	as at March 4, 2005	2004	Security for
position	subsidiary	2004 (US$)	(US$)	(#)	indebtedness

M.A. Rhinelander,
President and Chief Executive Officer	Lender	94,205	94,205	–	Note

Note:	The Company has entered into an agreement with Mel Rhinelander, President and Chief Executive Officer of Extendicare Inc., whereby the Company has agreed to loan Mr. Rhinelander up to US$100,000 (the “Loan”) to enable him to acquire Subordinate Voting Shares, on the open market from time to time, of the Company (the “Purchased Shares”). The Loan is secured by the Purchased Shares, of which there are 53,500 acquired, is non-interest bearing and is payable upon disposal of the Purchased Shares.

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AUDIT COMMITTEE INFORMATION

Audit Committee Charter

     The Audit Committee operates within a written mandate, as approved by the Board of Directors, which describes the Committee’s objectives and responsibilities. The full text of the Audit Committee Charter is attached as Appendix B to this Management Information and Proxy Circular. In addition, the Committee reports annually on fulfillment of its responsibilities, a copy of which follows on page 16.

Composition of the Audit Committee

     The Audit Committee of Extendicare Inc. is composed of the following six directors:

J. Thomas MacQuarrie, Q.C. (Chairman)	David M. Dunlap	George A. Fierheller
Derek H.L. Buntain	George S. Dembroski	Alvin G. Libin

     The Board of Directors has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. In addition, three members of the Committee, Messrs. Dembroski, Buntain and MacQuarrie, are considered by the Board to each qualify as an “audit committee financial expert” as defined by the SEC. The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.

Relevant Education and Experience

     The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

     Mr. MacQuarrie is a Senior Partner in the law firm of Stewart McKelvey Stirling Scales, with Bachelor degrees in Law and Commerce from Dalhousie University. In addition, as an International Legal Studies Fellow, he did postgraduate work in law and labour relations at the University of Pennsylvania Law School and at the Wharton School of Business. Mr. MacQuarrie has gained extensive experience with financial statement preparation and analysis through his diversified practice in corporate and commercial transactions including formations, financings, securities issues and reorganizations. He has been a member of the audit committee of other public companies. Chair of, and a member of, this Committee since 1980.

     Mr. Buntain is President of The Dundee Bank, a private bank offering banking services to international clients, where he is ultimately responsible for the company’s financial statements. He holds a Bachelor of Arts degree from Dartmouth College, a Masters of Business Administration from the University of Western Ontario, and is a Fellow of the Canadian Securities Institute. Mr. Buntain was a licensed broker and director of investment firms, and his extensive work experience included positions as a Director of Research for an investment dealer and Director of Corporate Finance and Mergers & Acquisitions, where financial analysis was a crucial component. He currently serves on the boards and audit committees of other Canadian public companies. Member of this Committee since 2002.

     Mr. Dunlap is Chairman (formerly President) of G.F. Thompson Co. Ltd., a manufacturer and distributor of plumbing products. He holds a Bachelor of Applied Science in Electrical Engineering from the University of Toronto, and has completed the Canadian Securities Course. Mr. Dunlap’s experience at G.F. Thompson has included the detailed review of financial statements with management and external auditors and preparation of operating reviews for the company’s bankers. Mr. Dunlap is a former Vice-President and Director of a private TSX-member firm where he held various positions, including security analyst and had limited responsibility for the company’s financial statements. Mr. Dunlap has served as a director and audit committee member for a number of public companies. Member of this Committee since 1980.

     Mr. Dembroski is a Chartered Accountant and holds a Bachelor of Arts in Business Administration from the University of Western Ontario. Mr. Dembroski is a former Vice-Chairman and Director of RBC Dominion Securities Limited. In addition to his audit experience of public company financial statements, his work experience with RBC Dominion Securities in the Investment Banking and Merger and Acquisition departments included extensive involvement with financial statement analysis. He currently serves on the boards and audit committees of other Canadian public companies. Member of this Committee since 1995.

     Mr. Fierheller is President of Four Halls Inc., a private investment and consulting firm and Chair Emeritus of The Greater Toronto Marketing Alliance. Mr. Fierheller graduated from the University of Toronto with a Bachelor (Honours) degree in Political Science and Economics, and he holds an Honorary Doctor of Laws from Concordia University. Mr. Fierheller founded Systems Dimensions Limited in 1968, a public company that grew to become a large international

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remote-access service bureau, until it merged with Datacrown. In 1983, Mr. Fierheller founded and served as President and CEO of Cantel Inc., a public company that became the largest cellular company in the country. Mr. Fierheller is also a former Vice-Chairman of Rogers Cablesystems. He currently serves on various audit committees. Member of this Committee since 1995.

     Mr. Libin is President and CEO of Balmon Investments Ltd., a management services and investment company and is also a director and owner of the Calgary Flames Hockey Club. Mr. Libin received an Honorary Doctor of Laws degree from the University of Calgary in 1994. Mr. Libin was formerly President and Director of Villacentres Limited, a Canadian public nursing home company. He is a former Chairman of the Board of the Calgary Foothills Hospital and played a key role in the hospital’s financial revitalization. Mr. Libin serves as a director of numerous corporate and community boards, including companies in the hospitality industry. He currently serves as Chair of the Alberta Ingenuity Fund, which focuses on science and engineering research development in Alberta. Member of this Committee since 1984.

External Auditor Service Fees

     Fees payable to the Company’s independent external auditor, KPMG llp, are detailed in the following table:

Fee category	Year Ended 2004 (C$)	Year Ended 2003 (C$)

Audit	1,101,000	1,024,000
Audit related	31,000	40,000
Tax planning	55,000	2,000
All other fees	35,000	59,000

Total	1,222,000	1,125,000

     The nature of the services provided by KPMG llp under each of the categories indicated in the table is described below.

     Audit Fees

     Audit fees were for professional services rendered by KPMG llp for the audit of the Company’s annual financial statements and the review of the Company’s quarterly financial statements, including separate audits and reviews of its wholly owned subsidiaries, Extendicare Health Services, Inc. (EHSI) and Extendicare (Canada) Inc. (ECI). In addition, services were provided in respect of other regulatory-required auditor attest functions associated with government audit reports for the nursing homes and home health care operations, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

     Audit-related Fees

     Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements. These services consisted of employee benefit plan and money purchase plan audits.

     Tax Planning Fees

     Tax fees were for services outside of the audit scope and represented consultations for tax planning and advisory services relating to common forms of domestic and international taxation as well as assistance with various tax audit matters.

     All Other Fees

     Fees disclosed in the table above under the item “All other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These primarily related to state real estate assessments.

Pre-approval Policies and Procedures

     The Company’s Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. The Company’s policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

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REPORT OF THE AUDIT COMMITTEE

     The Audit Committee consists of six directors appointed by the Board of Directors, all of whom are “independent” and “financially literate” as such terms are defined under Canadian securities laws. The Committee operates within a written mandate, as approved by the Board of Directors, which describes the Committee’s objectives and responsibilities. The full text of the Audit Committee Charter is attached as Appendix B to this Management Information and Proxy Circular.

     The Committee continues to monitor, and adopt as appropriate, new regulatory requirements (including the provisions of the United States Securities and Exchange Commission (SEC) and those of the New York Stock Exchange) and emerging best practices. The Chief Executive Officer and the Chief Financial Officer of Extendicare certify the information set forth in the consolidated financial statements and related disclosure materials of the Company as required by the Ontario Securities Commission (OSC) and the SEC.

     In 2004 the Committee met on six occasions to review key financial disclosure reports, receive assurance of the adequacy of financial disclosure controls, and review the work of the Company’s internal auditor and that of the external independent auditors, KPMG llp, including the overall scope and plan for the 2004 audit. The external independent auditors were in attendance at five of the Audit Committee meetings.

     Throughout the year the Committee reviewed with management and the external independent auditors the appropriateness of the Company’s accounting and financial reporting, the impact of the adoption of new accounting pronouncements, the accounting treatment of significant risks and uncertainties, the key estimates and judgements of management that were material to the Company’s financial reporting, and the disclosure of critical accounting policies.

     The Committee reviewed and recommended to the Board of Directors for its approval, where appropriate, all public disclosure documents (including news releases) containing audited or unaudited financial information before release to the public. These included the Company’s Audited Consolidated Financial Statements, Annual Report, Annual Information Form, annual Management’s Discussion and Analysis (MD&A), and the quarterly financial results (including, the quarterly MD&A and unaudited quarterly consolidated financial statements). Prior to the release of such documents to the public, the Committee met with management, and where appropriate, the external independent auditors, to review the documents and receive assurance that they were complete, fairly presented, and in accordance with established principles consistently applied.

     Prior to the issuance of the annual financial statements, the Committee met with management, and the internal auditor, and with the external independent auditors. The Committee was assured that management had fulfilled its responsibilities for financial reporting and internal controls and that the external independent auditors had carried out their audit in accordance with their audit plan as approved by the Committee.

     The Committee met with management and the external independent auditors to discuss the qualitative aspects of the financial statement reporting, which included the appropriateness of the significant accounting policies, management judgements and accounting estimates and other matters arising from the audit. The Committee met with the external independent auditors, without management, and was advised that there were no unresolved issues with respect to the audit.

     In addition, the Committee discussed with KPMG llp its independence from the Company and management. The Committee reviewed in detail the audit and non-audit related fees paid to KPMG llp during 2004 and considered the compatibility of the non-audit services with the auditors’ independence and concluded that such services did not compromise the independence of the auditors. The Committee has adopted a policy requiring Committee pre-approval of the engagement of KPMG llp regarding permissible non-audit related matters.

     The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2004.

Report submitted by the Audit Committee:

J. Thomas MacQuarrie, Q.C. (Chairman)	George S. Dembroski
Derek H.L. Buntain	George A. Fierheller
David M. Dunlap	Alvin G. Libin

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CORPORATE GOVERNANCE

     Under the rules of the Toronto Stock Exchange, the Company is required to disclose information relating to its system of corporate governance. The Company’s disclosure in this regard is set out in Appendix A to this Management Information and Proxy Circular.

ADDITIONAL INFORMATION

     Additional information about Extendicare may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. Additional financial information is provided in Extendicare’s comparative financial statements and management’s discussion and analysis for its year ended December 31, 2004, as contained in the 2004 Annual Report. A copy of this document and other public documents of the Company are available upon request to:

Extendicare Inc.
Corporate Secretary
3000 Steeles Avenue East, Suite 700
Markham, Ontario L3R 9W2
Phone: 905-470-5534
Fax: 905-470-4003

APPROVAL OF DIRECTORS

     The contents and the sending of this Management Information and Proxy Circular have been approved by the Company’s Board of Directors.

     DATED at Markham, Ontario this 4th day of March 2005.

By:/s/ Mel Rhinelander	By:/s/ Richard L. Bertrand

Mel Rhinelander	Richard L. Bertrand
President and	Senior Vice-President and
Chief Executive Officer	Chief Financial Officer

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Appendix A

CORPORATE GOVERNANCE STATEMENT

     Numerous regulatory changes in both Canada and the United States are in progress, many in response to the recent passage of the United States Sarbanes-Oxley Act of 2002 (SOX). Extendicare (the “Company”), as a public company listed on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), must consider the requirements of both exchanges that apply to the Company, in addition to those of the Canadian securities regulators, SOX, and the U.S. Securities and Exchange Commission (SEC).

     As a foreign private issuer, Extendicare is not required to comply with most of the NYSE corporate governance listing standards (the “NYSE Rules”), and instead may comply with Canadian governance practices. The Company’s governance practices are in compliance with the currently applicable NYSE Rules in all significant respects. In particular, the Company is in compliance with the requirements that the majority of directors be “independent”, that all members of the compensation and nominating committees be “independent”, that all members of the audit committee be “financially literate”, and that at least one member of the audit committee be an “audit committee financial expert”. Extendicare is not required to comply with the NYSE Rules governing the independence of Audit Committee members until July 31, 2005. The Company is currently assessing the effect of those rules, and taking all necessary steps to ensure that it will be in compliance with such rules by July 31, 2005.

     Extendicare presently has in force charters for its Board of Directors and the various committees thereof, as well as a Disclosure Policy outlining the rules for timely disclosure of material information and transactions in securities of Extendicare by insiders. In addition, the Company maintains a Board-approved Business Conduct Policy for which no waivers have currently been sought or granted. The Company’s Business Conduct Policy addresses conflicts of interest, confidentiality, protection of Company assets, fair dealing, and compliance with laws, rules and regulations, and it encourages reporting of any illegal or unethical business practices. The Business Conduct Policy is signed by each director, officer and employee of Extendicare. These documents have been posted on the Company’s website at www.extendicare.com. In light of the ongoing regulatory changes referred to above, the Company is presently reviewing such charters and policies to ensure compliance as new regulations are implemented.

     In this Appendix, the Company’s corporate governance practices are compared with the TSX’s guidelines for improved corporate governance (the “TSX Guidelines”). Comments are also included in respect of certain NYSE Rules and SEC rules adopted pursuant to SOX. The Board’s Corporate Governance and Nominating Committee has reviewed this response to the TSX Guidelines. The following definitions, as they appear in the TSX Guidelines, are provided to assist the reader with the attached disclosure:

•	“inside director” means a director who is a member of management;

•	“outside director” means a director who is not a member of management;

•	“related director” means a director who is not an unrelated director or is a member of management;

•	“unrelated director” means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding; and

•	“significant shareholder” means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

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Appendix A

     The Company’s corporate governance policy is outlined below.

TSX GUIDELINES		EXTENDICARE’S GOVERNANCE PRACTICES

The board of directors should explicitly assume responsibility for the stewardship of the company.	•	The Board is responsible for overseeing management of the Company. Management, in turn, is responsible for the day-to-day management of the business and affairs of the Company.
	•	The Board’s expectation is that management will seek to maximize shareholder value in a manner that is consistent with good corporate citizenship, including fair treatment of the Company’s employees and the provision of quality service to the public.

The board of directors should specifically assume responsibility for the following matters:	•	The Board believes that management is responsible for the development of long-term corporate strategy, while the role of the Board is to review, question and validate, and ultimately, to approve the strategies proposed by management. The Board reviews, among other things, emerging trends, opportunities, risks and issues with management on a periodic basis.
(a) adoption of a strategic planning process;	•	In addition to those matters that must by law be approved by the Board, management is required to seek Board approval for significant acquisitions, divestitures and capital expenditures.
	•	Other matters that impact significantly on the operations of the Company are brought to the Board’s attention for its input, consideration and approval.
(b) identification of principal risks of the business and implementation of appropriate systems to manage these risks;	• •	The Board, together with its committees, identifies the principal risks of the Company’s business and also reviews the procedures established by management for control of such risks.
Specific risks and risk management are addressed by committees of the Board. For example:
• the Audit Committee is charged with identifying and reviewing with management the financial risks of the Company;
• the Human Resources Committee is responsible for, among other things, addressing risks in the areas of succession planning; and
• the Quality Standards Committee is responsible for monitoring management’s responsibilities for adequate quality assurance programs and reviewing its operations against best practices.
(c) succession planning, including appointing, training and monitoring senior management;	• •	The Board is responsible for selecting the CEO and approving the selection of other senior executives.
The Corporate Governance and Nominating Committee oversees the appointment and succession planning of the position of CEO, and makes recommendations to the Board.
	•	The Human Resources Committee oversees the appointment and succession planning of senior management, and makes recommendations to the Board.

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Appendix A

TSX GUIDELINES		EXTENDICARE’S GOVERNANCE PRACTICES

(d) a communications policy; and	•	The Board has adopted a Disclosure Policy and assigned a committee consisting of the CEO, Chief Financial Officer, Investor Relations Manager, and Corporate Secretary to be responsible for overseeing the Company’s disclosure practices.
	•	The objective of the Disclosure Policy Committee is to ensure that communications to the investing public about the Company are: timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.
	•	The Board reviews and, where required, approves news releases of a material nature and statutory disclosure documents prior to their public distribution.
	•	The Company conducts quarterly financial results conference calls that are open to all interested parties. Archived recordings of the calls are posted on the Company’s website.
	•	Investor inquiries and concerns are handled promptly by the offices of the CEO and the Chief Financial Officer.
	•	Corporate information (such as quarterly and annual financial statements, press releases and investor presentations) is posted on the Company’s website at www.extendicare.com.
(e) integrity of internal control and management information systems.	•	With the assistance of the Audit Committee, the Board ensures the integrity of the Company’s internal control and management information systems.

The board of directors should be constituted with a majority of individuals who qualify as unrelated directors. If the company has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the company or the significant shareholder and which fairly reflects the investment in the company by shareholders other than the significant shareholder.

The board of directors should be responsible for applying the definition of “unrelated director” to the circumstances of each individual and should disclose annually the analysis of the application of the principles supporting this conclusion.
	•	The Board has considered the relevant definitions in the TSX Guidelines, and those of the NYSE Rules regarding unrelated directors and director independence, and has determined that of the Company’s 14 directors (current and proposed candidates), 13 are unrelated and “independent” directors. Mr. Rhinelander is a related director due to his position as an officer of the Company and its subsidiaries.
	•	While, Messrs. Ladly and Burns are former executive officers of the Company, their terms of employment ended in 1997 and 1992, respectively. The Board has determined that sufficient time has lapsed to consider these individuals to be free from any interest that might affect their ability to act in the best interests of the Company.
	•	Mr. Burns represents the interests of Kingfield Investments Limited, and Mr. Hennigar represents the interests of Scotia Investments Limited. These two companies, together with The Estate of Janet Day, have an agreement to act in concert (see “Principal Holders of Subordinate Voting Shares and Multiple Voting Shares”). Such agreement represents a significant minority holding of the Company (i.e. 47.72% of the votes). The TSX Guidelines and the NYSE Rules indicate that share ownership would not preclude the application of the definition of an unrelated or independent director, respectively.

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Appendix A

TSX GUIDELINES		EXTENDICARE’S GOVERNANCE PRACTICES

The board of directors should appoint a committee composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The board of directors should implement a process to be carried out by an appropriate committee for assessing the effectiveness of the board, its committees and the contribution of individual directors.
	•	The Board has appointed the Corporate Governance and Nominating Committee to, among other things: make recommendations as to the size and composition of the Board; review qualifications of potential candidates for election to the Board; recommend the slate of nominees for presentation at the annual shareholders’ meeting; make recommendations with respect to the membership of committees; and periodically assess the performance of the Board and its various committees.
	•	Nominees for the position of Chairman of the Board are the responsibility of the full Board.
	•	The Corporate Governance and Nominating Committee is composed of six directors, all of whom are outside and unrelated directors, and for the purposes of the NYSE Rules, are considered “independent”.

The company should provide an orientation and education program for new recruits to the board.	•	The orientation of new directors consists of a presentation regarding their general responsibilities as directors. In addition, an executive of each of the main operating divisions provides new directors with an overview of current issues and business strategies.
	•	Management on a regular basis gives presentations to the Board on various aspects relevant to the business, in addition to providing the directors with updates on business and governance initiatives.
	•	In addition, Board meetings are combined with tours of the Company’s facilities so that the directors can gain greater insight into the Company’s business operations.

The board of directors should examine its size and determine the impact of the number of directors on the effectiveness of decision-making.	•	The Board has determined that 14 directors is an appropriate number at the current time, given the Company’s structure and needs, as this permits the Board to be large enough for diversity of experience and opinion, yet small enough to allow for efficient operation and decision-making.

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.
	•	The Human Resources Committee is responsible for reviewing and recommending directors’ compensation. It reviews external surveys to compare the compensation paid by the Company with compensation paid to directors in other organizations. In addition, the Committee considers time commitment, risks and responsibilities.
	•	In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. As such directors are required to attain and hold a minimum of 5,000 common shares of the Company.
	•	The Human Resources Committee is composed of six directors, all of whom are outside and unrelated directors, and for the purposes of the NYSE Rules, are considered “independent”.

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Appendix A

TSX GUIDELINES		EXTENDICARE’S GOVERNANCE PRACTICES

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.
• •	Each Committee is composed exclusively of outside directors, all of whom are unrelated to the Company.
The Chairman of the Board and the CEO currently participate in committee meetings as ex-officio members.

The board of directors should expressly assume responsibility for, or assign to a committee of the board the general responsibility for, developing the company’s approach to governance issues. This committee would, among other things, be responsible for the company’s response to these guidelines.
	•	The Corporate Governance and Nominating Committee oversees issues of corporate governance as they apply to the Company and recommends amendments to the Company’s corporate governance procedures where appropriate.

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.
• •	Guidelines for the Board have been established defining the role and responsibility of the Board and setting out those matters requiring Board approval. The Board has delegated to senior management the responsibility for day-to-day management of the business of the Company. In addition to those matters, which must by law be approved by the Board, the Board retains responsibility for significant changes in the operations of the Company.
The Human Resources Committee together with the CEO have developed a position description for the CEO, together with the corporate objectives that the CEO is responsible for meeting.
	•	On an annual basis, the Human Resources Committee reviews the CEO’s performance, salary and incentive for recommendation to the Board for its approval.

The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.	• • • •	The majority of the Board, 13 of 14, are unrelated to, and act independently of, management.
The role of the Chairman and CEO are separate.
Each committee of the Board is comprised solely of unrelated directors.
The Board and its committees meet periodically without management.

The board of directors should implement a system that enables an individual director to engage an outside advisor, at the expense of the company in appropriate circumstances, subject to the approval of an appropriate board committee.
	•	Any director may engage outside advisors, at the expense of the Company, with respect to the affairs of the Company, upon review of such matter with the Corporate Governance and Nominating Committee.

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Appendix A

TSX GUIDELINES		EXTENDICARE’S GOVERNANCE PRACTICES

The audit committee of the board of directors should: be composed only of outside directors; have a specifically defined mandate; have direct communication channels with the internal and external auditors; and include oversight responsibility for management reporting on internal control, i.e., to ensure that management has designed and implemented an effective system of internal control.
• • •	The Audit Committee is comprised of six directors, all of whom are outside and unrelated directors.
All members of the Committee are considered by the Board to be financially literate, in that they maintain the ability to read and understand a balance sheet, an income statement and a cash flow statement.
Three members of the Committee, Messrs. Dembroski, Buntain and MacQuarrie, are considered by the Board to each qualify as an “audit committee financial expert” as defined by the SEC. They each have the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles. Specifically, Mr. Dembroski is a Chartered Accountant, and in addition to his audit experience of public company financial statements, his work experience with RBC Dominion Securities in the Investment Banking and Merger and Acquisition departments included extensive involvement with financial statement analysis. Mr. Buntain is President of The Dundee Bank, holds an MBA, is a Fellow of the Canadian Securities Institute, and was a licensed broker and director of investment firms. His extensive work experience included positions as a Director of Research for an investment dealer and Director of Corporate Finance and Mergers & Acquisitions where financial analysis was a crucial component. Mr. MacQuarrie is a Senior Partner of Stewart McKelvey Stirling Scales, with Bachelor degrees in Law and Commerce from Dalhousie University. In addition, as an International Legal Studies Fellow, he did postgraduate work in law and labour relations at the University of Pennsylvania Law School and at the Wharton School of Business. Mr. MacQuarrie has gained extensive experience with financial statement preparation and analysis through his diversified practice in corporate and commercial transactions including formations, financings, securities and reorganizations. In addition, he has been a member and Chair of this Committee for over twenty years.
	•	The Audit Committee is mandated by the Board to: review the interim and audited financial statements, including the management’s discussion and analysis; review all public disclosure documents containing audited or unaudited financial information; make recommendations regarding the appointment of independent auditors and their remuneration; review any proposed changes in accounting practices or policies; review the nature, scope and results of the external audit; and review with the external and internal auditors, and management, the adequacy of the Company’s internal accounting control procedures.
	•	The external auditors attend each meeting of the Committee regarding the review of interim and audited financial statements, and the Committee meets with the external auditors independently of management on a quarterly basis.

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Appendix B

EXTENDICARE INC.

AUDIT COMMITTEE CHARTER

1.	The Audit Committee of the Corporation shall be appointed annually by the Board of Directors and consist of not fewer than three nor more than six directors.

2.	The Audit Committee of the Corporation shall consist of at least one member who qualifies as a financial expert, as interpreted by the Board of Directors in its business judgement from time to time.

3. The Chairperson of the Audit Committee and the other members of the Audit Committee shall:

a)	be independent and no member shall have a material business relationship with the Corporation unless the Board of Directors determines in its business judgement, from time to time, that the relationship does not interfere with the exercise of that member’s independent judgement and independence from management and the Corporation;

b)	be financially literate as this qualification is interpreted by the Board of Directors in its business judgement from time to time or must become financially literate within a reasonable period of time after appointment to the Audit Committee;

c)	not be an officer or employee of the Corporation, nor a compensated officer or employee of a subsidiary of the Corporation, nor have been such within the three year period next preceding the appointment of the director to the Audit Committee; and

d)	not receive, either directly or indirectly, any other compensation from the Corporation or any affiliate of the Corporation, other than in the member’s capacity as a member of the Board of Directors and any Board Committee.

4.	The Board of Directors will exercise its business judgement to determine a director’s eligibility to be a member of the Audit Committee including a determination regarding the independence of a director.

5. The scope of the responsibilities of the Audit Committee include:

a)	reviewing and evaluating the performance of the external auditors annually or more frequently as required and recommending their appointment or reappointment by the Shareholders of the Corporation;

b)	reviewing the audit plan with the external auditor and with management;

c)	reviewing with management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting and any significant financial reporting issues occurring or discussed during the fiscal period and the method of resolution;

d)	reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues with which there was a disagreement with management;

e)	reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

f)	reviewing all post-audit or management letters, containing the recommendations of the external auditor, and management’s response and subsequent follow-up to any identified weaknesses or significant comments;

g)	reviewing interim unaudited financial statements before release to the public and where authorized by the Board of Directors, approving the interim unaudited financial statements;

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Appendix B

h)	reviewing and recommending approval to the Board of Directors, where appropriate, all public disclosure documents (including news releases) containing audited or unaudited financial information before release to the public, including any prospectus, quarterly and annual financial statements, management’s discussion and analysis, the annual report and the annual information form;

i)	reviewing the evaluation of internal controls by the external auditor, together with management’s response;

j)	reviewing with management all issues of operational risk management, including insurance coverages maintained by the Company, legal exposure, including legal claims or other contingencies as well as tax assessments that could have a material effect upon the financial position or operating results of the Company, management compliance with regulatory requirements, conflicts of interest, and other related matters, in the exercise of its business judgement that it considers as having or tending to have a material impact on the financial position of the Corporation;

k)	reviewing with management any allegations of fraud, or other impropriety, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls;

l)	reviewing the appointment of the chief financial officer and of any key financial executive involved in the financial reporting process or any changes in any of these positions;

m)	reviewing and reporting to the Board of Directors on the appointment, replacement, reassignment or dismissal of the internal auditor;

n)	reviewing the terms of reference of the internal auditor;

o)	reviewing the annual plan of the internal auditor;

p)	reviewing the reports of the internal auditor with respect to control and financial risk and any other matters appropriate to the duties of the Audit Committee. The Audit Committee shall review the adequacy and appropriateness of management’s response, including implementation thereof; and

q)	reviewing and approving the reporting relationship of the internal auditor to ensure that an appropriate segregation of duties is maintained and that the internal auditor has an obligation to report directly to the Audit Committee on matters affecting the duties of the Audit Committee without regard to the internal auditor’s other reporting relationships.

6.	The Audit Committee shall take all necessary steps, which in its business judgement are necessary, to assure the objectivity and independence of the external auditor, including:

a)	reviewing and approving the terms of the external auditor’s engagement, the appropriateness and reasonableness of the proposed audit fees and any unpaid fees;

b)	when there is to be a change of auditor, reviewing all issues related to the change, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition;

c)	reviewing all reportable events, including disagreements, unresolved issues and consultations on a routine basis;

d)	establishing and maintaining procedures for preapproval by the Audit Committee of all proposed non-audit services to be provided by the external auditor’s firm or its affiliates, together with estimated fees, and considering the impact of these on the independence of the external auditor; and

e)	obtaining from the external auditor on a periodic basis, a formal written statement delineating all relationships between the external auditor and the Corporation, actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor, and for recommending that the Board of Directors take appropriate action in response to the external auditor’s report to satisfy itself of the outside auditor’s independence.

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Appendix B

7.	The Audit Committee should review and ensure that procedures are in place for the:

a)	receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

8.	The Audit Committee shall meet as often as it deems appropriate to discharge its responsibilities and in any event at least four times per year. The meetings will be scheduled so as to permit timely review and consideration of the interim and annual financial statements as well as allowing sufficient time to consider and review the audit plan with management and the external auditors. Additional meetings may be held as deemed necessary by the Chairperson of the Audit Committee or as requested by any member of the Audit Committee or the external auditors.

9.	The Audit Committee, annually, shall review and reassess the adequacy of the Audit Committee Charter and report thereon to the Board of Directors of the Corporation.

10.	The minutes of all meetings of the Audit Committee shall be provided to the Board of Directors of the Corporation. Oral reports by the Chairperson of the Audit Committee on recent matters not yet minuted shall be provided to the Board of Directors of the Corporation at the next meeting of the Board following the meeting of the Audit Committee.

11.	The Audit Committee, as it deems necessary in the exercise of its business judgement, may conduct or authorize investigations into any matters within the Audit Committee’s scope of responsibilities. The Audit Committee is authorized to retain independent professionals to assist in the conduct of any investigation.

12.	The Audit Committee, annually, will prepare a report for inclusion in the Corporation’s Management Information and Proxy Circular relating to its annual shareholders’ meeting. That report will include a statement whether the Audit Committee has:

(a)	reviewed and discussed the audited financial statements with management;

(b)	reviewed and discussed the audited financial statements with the external auditors;

(c)	received from the external auditors a report of all of its relationships with the Corporation and has discussed with the external auditors the external auditors’ independence; and

(d)	recommended that the audited financial statements of the Corporation be included in the Corporation’s annual report, distributed to the shareholders and regulatory authorities as required by law or regulation.

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